SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 3
SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
Western Dubuque Biodiesel, LLC
(Name of Issuer)
Western Dubuque Biodiesel, LLC
(Name of Person(s) Filing Statement)
LLC Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Catherine Cownie
Danielle Smid
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check appropriate box):
a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,963,830.38	$460.20

*
For purposes of calculating the fee only, this amount is based on 9,298 units (the number of common equity units of the Issuer the Company estimates will be converted into Class B or Class C Units in the proposed Reclassification) multiplied by $426.31, the book value per unit of common equity computed as of April 30, 2011.

**	Determined by multiplying $3,963,830.38 by .00011610.
☑
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Western Dubuque Biodiesel, LLC, an Iowa limited liability company (“WDB” or the “Company”), with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the result of the Rule 13e-3 transaction subject to this Schedule 13e-3 Transaction Statement.

Members holding units representing the required majority of the units represented at a meeting where a quorum was present approved all of the amendments to our Amended and Restated Operating Agreement that were included in our proposed Second Amended and Restated Operating Agreement at the annual meeting of members held on September 21, 2011. Among other things, the proposed amendments provided for the reclassification of our units into newly authorized Class A, Class B and Class C units. The units of our unit holders of record who hold 50 or more of our common equity units will receive one Class A unit for each of common equity unit held by such unit holders immediately prior to the effective time of the reclassification. Our unit holders of record who hold less than 50 but at least 25 units will receive one Class B unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification. Our unit holders of record who hold less than 25 units will receive one Class C unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification. Upon approval of the proposed Second Amended and Restated Operating Agreement, the reclassification was immediately effected and as a result our unit holders of record who held 50 or more of our common equity units immediately prior to the reclassification have the right to receive one Class A unit for each of their common equity units. Our holders of record who held less than 50 but at least 25 units immediately prior to the reclassification have the right to receive one Class B unit for each of their common equity units. Our holders of record who held less than 25 units immediately prior to the reclassification have the right to receive one Class C member unit for each of their common equity units.

The reclassification has reduced the number of holders of our common equity units to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

Pursuant to the General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on August 25, 2011 including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN DUBUQUE BIODIESEL, LLC

Date: September 30, 2011	/s/William Schueller

William Schueller, Chairman of the Board